LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2008	aschick@luselaw.com

July 23, 2013

Christian Windsor, Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:                             AJS Bancorp, Inc.

Registration No. 333-189171

Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of AJS Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s letter dated July 2, 2013, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a Recent Developments section has been added to the Amended S-1.

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company undertakes to provide the staff with all copies of any written communications provided to potential investors as well as any research reports that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933. At this time the Company is not aware of any research reports that have been published or distributed by any broker or dealer participating in the offering.

The Company has filed as Exhibit 99.4 to this Amended S-1 copies of the marketing materials it intends to distribute in connection with the offering.

2.                                      Balance your presentation regarding your financial condition by discussing your recent history of losses. Also, balance your discussion regarding the change in your non-performing assets from March 31, 2013 as compared to December 31, 2009 by disclosing that your March 31, 2013 total exceeded the year end totals in 2010 and 2011.

The disclosures at pages 3, 4, 54 and 55 have been revised as requested.

3.                                      Balance your presentation regarding the growth in core deposits to note that overall deposits declined during the period.

The disclosures at pages 3 and 55 have been revised as requested.

4.                                      Revise this section to inform investors that you are operating under a Formal Enforcement Order from the OCC.

The disclosure at page 4 has been revised as requested.

5.                                      Balance your disclosure in the third bullet point by discussing the impact on your equity value of an increase in rates, as noted in your disclosure on page 58 and 59.

The disclosures at pages 4 and 55 have been revised as requested.

6.                                      You state that one of the benefits of the conversion is likely to improve trading liquidation for your stock. Please balance this disclosure by discussing the fact that AJS has previously deregistered its stock, and has the ability to voluntarily deregister its shares and cease reporting if it has less than 1200 shareholders of record. Consider adding appropriate disclosure in your Risk Factors section as well.

The Company believes that its specific circumstances do not require the additional disclosure suggested by this comment.  Pursuant to Section 239.63(g)(1) of the Federal Reserve Board’s Regulation MM, the Company may not deregister its shares under the Securities and Exchange Act of 1934, as amended for three years following the completion of the mutual to stock conversion of AJS Bancorp, MHC. This banking regulation ensures that the Company will remain a public reporting company for a longer period of time then would otherwise be mandated under the securities laws and thereby mitigates the risk that the Company could choose to voluntarily cease public reporting in a short period of time.  In addition, it is unclear at this time whether the change in the deregistration threshold from 300 shareholders of record to 1,200 shareholders of record provided for in the Jumpstart Our Business Startups Act applies to savings and loan holding companies such as the Company. For these reasons, the Company respectfully requests the staff’s concurrence that it need not make the suggested revisions.

7.                                      Please revise your discussion of the peer group selection to provide the investor with additional information on the methods used by Keller & Co to select the peer group. In particular, please discuss Keller’s reasons for selecting institutions with substantially larger asset sizes than AJS but which shared other characteristics that led Keller to determine that they were comparable for valuation purposes. We note the discussion of the selection methods on pages 37-50 of the appraisal

The disclosure at page 6 has been revised as requested.

8.                                      Revise this section to highlight for existing shareholders that the implied value of the shares exchanges at the minimum, midpoint and maximum, will be at a discount to the current company trading price.

The disclosure on page 7 has been revised as requested.

9.                                      Since you state on page 92 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), revise this risk factor to state that you have made the election instead of stating “if we decide” or “we are eligible” to take advantage of exemptions.

The disclosure at page 25 has been revised as requested.

10.                               As required by Item 201(c)(1) disclose that you are prohibited from paying any dividends by an order of the Office of the Comptroller of the Currency unless you receive from OCC, in advance, a notice of no-objection.

The disclosure at page 25 has been revised as requested.

11.                               Please revise this section to provide additional information on the strength of your home market. In particular, since almost all of your loans are real estate related, please address the trends in the real estate market in your market area. For instance, according to RealtyTrac, Illinois has a foreclosure rate of 9.11 percent and that your home markets of Will and Cook County have the highest rates in Illinois.

The disclosure at page 72 has been revised as requested.

12.                               Please revise your disclosures related to Troubled Debt Restructurings to include the following:

•                  Quantify the amount of restructured loans by loan type, and aggregate the amounts in accrual and non-accrual status in the table on page 70.

•                  Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively); and

•                  Disclosure your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

The disclosure at page 79 has been revised as requested.

13.                               We note your allowance for loan loss roll-forward on page 74. We further note your line item titled “Net charge-offs (recoveries).” However, it appears that the balances presented with parentheses around them for this line item are all net charge-offs and not net recoveries. Please revise to provide consistent information.

The disclosure at page 83 has been revised as requested.

14.                               We note your “Loss before income taxes” line item for the periods presented. However, we note that there are in fact earnings for the three month periods ending March 31, 2013 and 2012. Please revise to show “Income/(Loss) before income taxes” or another account name to best describe the earnings and losses before income taxes for the periods presented in these Statements.

The line item on page F-4 has been revised as requested.

15.                               Please revise to disclose the basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined in accordance with ASC 320-10-50-9. Please also ensure you have included all disclosures required by ASC 320-10-5.

The disclosure on page F-8 has been revised as requested.

16.                               We note you have recorded a partial allowance for your deferred tax assets. Please explain your basis for concluding that only a partial allowance is needed. Specifically tell us the facts and circumstances you used to determine whether each significant deferred tax asset was more likely than not to be realized. Tell us and revise to disclose the nature of the positive and negative evidence you considered in your determination, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred tax assets.

The Company’s gross deferred tax assets primarily consist of tax benefits of net operating loss carryforwards and temporary differences in the tax deductibility of credit-related expense and deferred compensation. On a quarterly basis, the Company assesses the future realization of these deferred tax assets by determining whether there is sufficient taxable income of the appropriate character within the carry-forward periods available under the tax laws. The Company’s March 31, 2013 assessment concluded the realization of the net deferred tax asset of $437,000 was based on tax planning strategies to generate taxable income. The Company’s tax planning strategies included the sale and lease back of its three branches, sale of a portion of its appreciated one- to four-family residential loans and sale of its appreciated time deposit accounts. Total tax planning strategies as of March 31, 2013 generated taxable income of $1.3 million. The Company’s blended tax rate as of that date was 40.27%. The Company’s assessment concluded no additional valuation allowance was necessary as the taxable income generated from tax planning strategies of $1.3 million was greater than the $1.1 million (net deferred tax asset of $437,000/40.27% blended tax rate) necessary to realize the net deferred tax asset.

New disclosure has been added to page F-27.

17.                               We note your narrative disclosure on pages F-32 to F-33 stating the carrying amount of other real estate owned along with the related valuation allowances and write-downs. Please tell us how these amounts agree with the carrying values displayed on the table on page F-32 and revise your filing as applicable.

The valuation allowance in the narrative on page F-32 was calculated in error and has been revised to agree with the table on page F-32.

We believe the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2008 or Benjamin Azoff at (202) 274-2010.

Very truly yours,

/s/ Alan Schick
Alan Schick

cc:                                Jonathan Gottlieb, Esq.

Babette Rosenbaum Cooper, CPA

Amit Pande, CPA

Thomas R. Butkus, President and Chief Executive Officer

Benjamin Azoff, Esq.